UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11020038

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-26406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cabrera Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South LaSalle Street Suite 1050
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Aguilar 312-236-8888 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Aguilar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabrera Capital Markets, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

OFFICIAL SEAL
NANCY TERRONES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/07/14

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report

To the Members
Cabrera Capital Markets, LLC

We have audited the accompanying statement of financial condition of Cabrera Capital Markets (the Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cabrera Capital Markets as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2011

Cabrera Capital Markets, LLC

Statement of Financial Condition
December 31, 2010

Assets

Cash	$ 345,406
Cash segregated under federal and other regulations	305,000
Commissions and fees receivable	1,526,137
Receivable from clearing broker	7,782,143
Deposit with clearing broker	100,000
Securities owned, at fair value	15,942,437
Certificates of deposit	293,559
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $412,723	833,864
Receivable from affiliate	750,620
Other assets	448,814
Total assets	$ 28,327,980

Liabilities and Members' Equity

Liabilities	
Payable to clearing broker	$ 16,430,285
Securities sold, not yet purchased, at fair value	175,452
Accounts payable and accrued expenses	4,781,161
Total liabilities	21,386,898
Members' capital	6,941,082
Total liabilities and members' equity	$ 28,327,980

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Cabrera Capital Markets, LLC, (the Company), was incorporated in the State of Illinois on April 24, 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered with the National Futures Association, as an introducing broker. The Company's principal business includes the sale of securities and participation and management in underwritings.

The Company should continue in existence in perpetuity unless its existence is sooner terminated pursuant to the operating agreement.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash segregated under federal regulations: Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities and derivative transactions: Securities and derivative transactions are recorded on trade date and recorded at fair value in accordance with generally accepted accounting principles.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from or payable to broker-dealers and clearing organizations on the statement of financial condition.

Customers' securities are recorded on settlement date with related income and expenses recorded on a trade date basis.

Certificates of deposit: The certificates of deposit are valued at cost plus accrued interest. These instruments have variable interest rates and maturities and collateralize the Company's letters of credit.

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are stated at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease term if shorter.

Underwriting transactions: Underwriting revenues include gains, losses, and fees arising from securities offerings in which the Company acts as underwriter or agent. Underwriting revenues additionally include investment banking management fees. Underwriting revenues are recorded on the trade date or, in certain circumstances, at the time the transaction is priced and income is reasonably determinable. Advisory fees and financial advisory fees are recognized as earned.

Underwriting expenses include closing costs and other expenses incurred by the Company associated with underwriting transactions and other investment banking services. These costs consist primarily of bond counsel fees, bond insurance expense, ratings service fees and other clearing fees. Underwriting expenses are recorded at the time the related underwriting revenues are recognized and included in the statement of operations.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Income and expense items are translated at the exchange rate on the date of the respective transaction. Gains and losses from foreign currency translation are recorded in trading gains, net.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a partnership and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Guidance on accounting for uncertainty in income taxes requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2010.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2007.

Note 2. Assets and Liabilities Reported at Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. The types of investments included in Level 1 in active markets include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Note 2. Assets and Liabilities Reported at Fair Value (Continued)

Investments in securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

Municipal bonds are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. These financial instruments are classified as Level 2 in the fair value hierarchy.

The following summarized the Company's assets and liabilities measured at fair value at December 31, 2010 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Municipal bonds	$ -	$ 15,474,185	$ -	$ 15,474,185
Equities	468,252	-	-	468,252
Receivable from clearing broker				
Futures contracts	(1,250)	-	-	(1,250)
Total assets at fair value	$ 467,002	$ 15,474,185	$ -	$ 15,941,187
Liabilities				
Securities sold, not yet purchased				
Equities	$ 175,452	$ -	$ -	$ 175,452
Total liabilities at fair value	$ 175,452	$ -	$ -	$ 175,452

Substantially all of the Company's other assets and liabilities, except for furniture, equipment and leasehold improvements, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3. Receivable from and Payable to Clearing Broker

At December 31, 2010, receivable from clearing broker was comprised of $7,782,143 in deposits to facilitate principal trading activity.

Amounts due to the clearing broker, if any, and securities sold, not yet purchased are collateralized by securities and financial instruments owned and cash on deposit with the clearing broker.

Note 4. Derivative Instruments

Expanded disclosure of derivative instruments is presented to provide the user of the financial statements with an enhanced understanding of the use of such instruments, and how derivative and hedging activities affect financial position, performance, and cash flows.

The Company's derivative activities are limited to financial futures contracts. These derivative contracts are recorded on the statement of financial condition as receivable from clearing broker measured at fair value and the related unrealized gain associated with these derivatives is recorded in trading gains, net on the statement of operations. As of December 31, 2010, the amount of unrealized loss on the futures contracts amounts to $1,250. For the year ended December 31, 2010, derivative contracts bought and sold by the Company totaled 2,463.

Note 5. Liabilities Subordinated to Claims of General Creditors

In February 2010, the Company repaid its borrowings of $1,750,000 under a subordinated loan agreement with Bank of America.

The Company entered into a temporary subordinated loan agreement with Pershing, LLC in the amount of $6,000,000 on November 16, 2010, which accrued interest at 6.5% and matured on December 31, 2010. The Company received approval from FINRA to pay the balance of $6,000,000 on the temporary subordinated loan and repaid such amount on December 2, 2010.

Note 6. Members' Equity

Members' equity consists of two classes of members, Common Unit Holders and Series A Preferred Unit Holders. As of December 31, 2010, the equity balances of the Common Unit Holders and Series A Preferred Unit Holders were $1,173,646 and $5,826,469, respectively.

Under the terms of the operating agreement, each Series A Preferred Unit Holder is entitled to an 8% cumulative annual return on the amount of such Series A Preferred Unit Holder's Adjusted Capital Contribution, as defined. Additionally, under the terms of the operating agreement, distributions to the members are: first, to the Series A Preferred Unit Holders to the extent of such unit holders' accrued but unpaid preferred return; second, to the Common Unit Holders, pro rata; and thereafter, to all Unit Holders pro rata.

Further, Series A Preferred Unit Holders have the right, at their option, to convert in whole or in part any Series A Preferred Units into Common Units equal to 2.3360 common units for every preferred unit held. Each Series A Preferred Unit automatically will convert into Common Units upon the earlier of (i) the closing of a Qualified IPO or (ii) such time as more than 50% of all Series A Preferred Units issued by the Company have been voluntarily converted into Common Units.

Note 7. Related-Party Transactions

At December 31, 2010, receivable from affiliate consists of an amount due from Cabrera Capital Partners, Inc. (Cabrera Capital), an entity affiliated by common ownership. The amount due represents organization expenses paid by the Company on behalf of Cabrera Capital.

Note 8. Benefit Plan

The Company maintains a defined contribution and profit sharing plan for qualified employees. The Company makes matching contributions and may elect to make discretionary profit sharing contributions based upon pro rata compensation of all benefiting participants.

Note 9. Commitments, Contingencies and Indemnifications

In the normal course of business, the Company enters into delayed delivery and underwriting commitments. Transactions relating to such commitments that were open as of December 31, 2010, and were subsequently settled had no material effect on the financial statements as of that date.

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

Note 10. Lease Agreements

The Company occupies its offices under leases which expire through June 30, 2018. Aggregate annual rentals, excluding escalation charges and other operating costs are as follows:

Years ending December 31:	
2011	$ 1,157,542
2012	1,173,942
2013	1,057,813
2014	935,607
2015	654,277
Thereafter	1,262,427
	$ 6,241,608

In connection with various leases, the Company has delivered irrevocable letters of credit to landlords totaling $293,559. These letters of credit, which expire at various dates through January 2011, are collateralized by the Company's certificates of deposit. The letters of credit automatically review for periods of one year not to exceed the expiration of the corresponding lease unless the Company makes notification that they elect not to renew the letter of credit.

Note 11. Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010, at fair values of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2010.

Customer activities: In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees to the respective brokers its customers' performance under these contracts. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fail to fulfil its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans. In the event that the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring compliance with bank terms on a daily basis.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain.

Concentration of credit risk: The Company has entered into an agreement with another broker-dealer that will execute and clear securities transactions for the Company on a fully disclosed basis. The Company has deposited $100,000 with the clearing broker-dealer as collateral for the Company's performance under the agreements.

Additionally, the Company enters into various transactions with broker-dealers and other financial institutions. Cash and securities instruments may serve to collateralize amounts due and short positions. In the event these counterparties do not fulfil their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the Company to maintain "net capital" equivalent to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17, which requires the Company to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's minimum net capital requirement is the greater of the requirement under Rule 15c3-1 or Regulation 1.17. At December 31, 2010, the Company's net capital of $2,125,217, which was $1,806,473 in excess of its required net capital of $1,806,473. The Company's net capital ratio was 2.25 to 1. The net capital rule may effectively restrict the payment of distributions to the members.

Cabrera Capital Markets, LLC

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.and Regulation 1.10(g) under the Commodity Exchange Act.